Exhibit 5.1

OPINION OF TIMOTHY J. RING, ESQ.

December 17, 2024

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

Ladies and Gentlemen:

I am Senior Vice President & Secretary of MetLife, Inc., a Delaware corporation (the “Company”). I am familiar with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed under the Securities Act of 1933, as amended (the “Act”), relating to the 27,356,908 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) to be issued pursuant to the MetLife, Inc. 2025 Stock and Incentive Compensation Plan (the “2025 Plan”).

I or other in-house attorneys for the Company over whom I exercise general supervisory authority have reviewed such documents and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In making such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

Based upon and subject to the limitations, assumptions, qualifications and exceptions set forth herein, I am of the opinion that, when issued in accordance with the terms of the 2025 Plan, the 27,356,908 Shares will be validly issued, fully paid and non-assessable.

I am a member of the bar of the State of New York and I do not express an opinion herein concerning any laws other than the laws of the United States of America and the General Corporation Law of the State of Delaware.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of my name under the heading “Interests of Named Experts and Counsel” therein.

Very truly yours,

/s/ Timothy J. Ring
Name:	Timothy J. Ring
Title:	Senior Vice President and Secretary MetLife, Inc.